UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC.

(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On December 27, 2024, the Company held its Annual Meeting of Shareholders for the fiscal year ended December 31, 2023 (the “Annual Meeting”). Holders of 62,042,144 shares of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”) were present in person or by proxy at the Annual Meeting, representing 72.08% of the total outstanding shares of Ordinary Shares as of the record date of November 4, 2024, and therefore constituting a quorum. The final voting result for each matter submitted to a vote of shareholders at the meeting are as follows.

Proposal 1: Election of Directors

The following seven individuals were elected as the Board of Directors of the Company to serve as directors until the next Annual Meeting of Shareholders or until their successors have been duly elected and qualified. Broker Non-votes of 24,138,448 shares are not counted.

	FOR	WITHHELD
HU XIAOMING	36,440,365	1,463,331
DONG XUEQIN	36,387,147	1,516,549
WANG LIN	36,440,476	1,463,220
CHEN LIMING	36,076,874	1,826,822
LIN YI	36,062,931	1,840,765
JERRY LEWIN	36,364,227	1,539,469
HENRY YU	36,382,831	1,520,865

Proposal 2: Ratification of the appointment of ARK Pro CPA & Co. as Independent Auditor

The shareholders ratified the appointment of ARK Pro CPA & Co. as the Company’s independent auditor for the fiscal year ending December 31, 2024. Broker Non-votes of 24,138,448 shares are counted.

	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	59,749,047	2,017,563	275,534

Proposal 3: Approval of the Amended and Restated 2008 Omnibus Long Term Incentive Plan

The shareholders approved the Amended and Restated 2008 Omnibus Long Term Incentive Plan of the Company (the “Plan”), to increase the number of available shares reserved under the Plan of ten million (10,000,000) shares of Ordinary Shares to thirty-three million (33,000,000) shares of Ordinary Shares. Broker Non-votes of 24,138,448 shares are not counted. The Company obtained sufficient votes to pass this proposal.

	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	34,463,819	3,368,515	71,362

Proposal 4: Advisory Vote on Compensation of Named Executive Officers

The shareholders approved, on an advisory, non-binding basis, the compensation of our named executive officers. Broker Non-votes of 24,138,448 shares are not counted.

	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	36,730,033	1,027,768	145,895

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
Feng Chen
Chief Executive Officer

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